APPENDIX A

Designated Funds

Wahed FTSE USA Shariah ETF
Roundhill BITKRAFT Esports & Digital Entertainment ETF
Overlay Shares Large Cap Equity ETF
Overlay Shares Small Cap Equity ETF
Overlay Shares Foreign Equity ETF
Overlay Shares Core Bond ETF
Overlay Shares Municipal Bond ETF
Core Alternative ETF
TrueMark ESG Active Opportunities ETF
TrueMark Technology, AI & Deep Learning ETF
Roundhill Sports Betting & iGaming ETF